COMMENTS RECEIVED ON AUGUST 23, 2013

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity Series Commodity Strategy Fund

POST-EFFECTIVE AMENDMENT NO. 69

1. "Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks to provide investment returns that correspond to the performance of the commodities market."

C: The Staff requests that we define the commodities market

R: We direct the Staff's attention to the following disclosure, which defines the commodities market by reference to a commodities market index, the Dow Jones-UBS Commodity Index Total Return.

Fund Summary:
"Managing the fund to track an index chosen to represent the commodities market, as well as short-term investment-grade debt securities, which as of July 31, 2012 was the Dow Jones-UBS Commodity Index Total Return."

Investment Details:
"The fund seeks to track the performance of an index chosen by Geode to represent the commodities market, as well as short-term investment-grade debt securities. As of [____ __, ____], Geode was using the Dow Jones-UBS Commodity Index Total Return to represent the commodities market."

As disclosed in the Appendix to the prospectus, the "Dow Jones-UBS Commodity Index Total Return measures the performance of the commodities market. It consists of exchange-traded futures contracts on physical commodities that are weighted to account for the economic significance and market liquidity of each commodity."

2. "Fund Summary" (prospectuses)

"Fee Table"

"[[X] The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with Geode Capital Management, LLC (Geode) for the management of its portfolio pursuant to which the subsidiary pays Geode a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. Geode has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to Geode by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as Geode's contract with the subsidiary is in place. If Geode's contract with the subsidiary is terminated, Geode, in its sole discretion, may discontinue the arrangement.]"

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this arrangement is an undertaking by Geode in order to avoid the potential for duplication of management fees. Geode is bound in accordance with the disclosure to waive fees for as long as Geode's contract with the subsidiary is in place (as compared with a voluntary arrangement, which could be discontinued by Geode at any time).

Fidelity Oxford Street Trust II (File Nos. 002-77909 and 811-03480), Post-Effective Amendment No. 69

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3. "Fund Summary" (prospectuses)

"Fee Table"

"[[X] The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with Geode Capital Management, LLC (Geode) for the management of its portfolio pursuant to which the subsidiary pays Geode a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. Geode has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to Geode by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as Geode's contract with the subsidiary is in place. If Geode's contract with the subsidiary is terminated, Geode, in its sole discretion, may discontinue the arrangement.]"

C: The Staff requests confirmation that the subsidiary fees will be included in the "Other expenses" line item in the Fee Table.

R: Expenses associated with investment in the Subsidiary will be reflected in the Acquired Fund Fees and Expenses line item (anchored with the applicable footnote regarding investment in the Subsidiary) in the fund's b-filing.

4. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality of the fund.

R: The fund does not have a principal investment strategy of investing in securities of a particular average credit quality. Accordingly, we have not modified disclosure.

5. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing in commodity-linked notes, other commodity-linked derivative instruments, short-term investment-grade debt securities, cash, and cash equivalents."

C: The Staff requests that we define short-term investment-grade debt securities.

R: We believe that the term "short-term investment-grade debt securities" is commonly understood, but also call the Staff's attention to the disclosure titled "Debt securities" and "Money market securities" under "Principal Security Types," which provides additional detail.

6. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing in commodity-linked notes, other commodity-linked derivative instruments, short-term investment-grade debt securities, cash, and cash equivalents."

C: The Staff would like an explanation of what instruments fall into the category of commodity-linked derivative instruments.

R: As disclosed under the sub-heading "Principal Investment Strategies" in the "Investment Details" section, "[c]ommodity-linked derivative instruments include commodity-linked notes; total return swaps, options, and forward contracts based on the value of commodities or commodities indexes; and commodity futures." To clarify the description of commodity-linked derivative investments under "Principal Security Types," we will modify disclosure as follows:

"Commodity-linked derivative instruments are indexed to all or part of a commodities index or to a single commodity. Commodity-linked derivative instruments include debt securities and other investments whose maturity values, interest rates, or returns are determined by reference to a commodities index and are designed to provide exposure to the entire index, and may include other investments that provide exposure to less than the entire commodities index or to a single commodity. Commodity-linked derivative instruments may be positively or negatively indexed, meaning their maturity value may be structured to increase or decrease as commodity values change."

Fidelity Oxford Street Trust II (File Nos. 002-77909 and 811-03480), Post-Effective Amendment No. 69

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7. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Managing the fund to track an index chosen to represent the commodities market, as well as short-term investment-grade debt securities, which as of [_____ __, ____] was the Dow Jones-UBS Commodity Index Total ReturnSM."

C: The Staff would like us to describe the composition of the index.

R: As a result of Staff comments, we relocated all index descriptions to the "Appendix" section of the prospectus, and direct the Staff's attention to the following disclosure in that section: "Dow Jones-UBS Commodity Index Total Return measures the performance of the commodities market. It consists of exchange-traded futures contracts on physical commodities that are weighted to account for the economic significance and market liquidity of each commodity."

8. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add derivatives risk to the "Principal Investment Risks" section.

R: We believe that the disclosure in the "Fund Summary" section appropriately discloses the fund's principal investment risks, and accordingly have not added disclosure. We call the Staff's attention to the "Leverage Risk" and "Commodity-Linked Investing" disclosure under the subheading "Principal Investment Risks" in the "Fund Summary" section.

9. "Fund Summary" (prospectuses)

"Portfolio Manager(s)"

"Bobe Simon (senior portfolio manager), Lou Bottari (portfolio manager), and Patrick Waddell (portfolio manager) have managed the fund since October 2009.

Maximilian Kaufmann (portfolio manager) has managed the fund since December 2009.

Eric Matteson (assistant portfolio manager) has managed the fund since September 2010."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We will update disclosure in the fund's b-filing as shown below. We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2:
"Bobe Simon (senior portfolio manager) has managed the fund since October 2009.

Lou Bottari (portfolio manager) and Patrick Waddell (portfolio manager) have managed the fund since October 2009.

Eric Matteson (portfolio manager) has managed the fund since September 2010."

Fidelity Oxford Street Trust II (File Nos. 002-77909 and 811-03480), Post-Effective Amendment No. 69

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10. "Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"Shares are offered only to certain other Fidelity funds and accounts.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that we remove the disclosure pertaining to purchasing shares of the fund.

R: We believe the information in the second paragraph is consistent with the purchase and sale information required by Item 6(a) and (b). We note that the second paragraph is intended to be read together with the paragraph directly below it and believe that it is important to include the second paragraph, particularly for funds that produce a stand-alone Summary Prospectus. However, considering that this fund does not produce a Summary Prospectus at this time, and has comparable disclosure later on in its prospectus (under "Additional Information about the Purchase and Sale of Shares"), we will remove the disclosure at issue in order to address the Staff's comment.

11. "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff raised a number of questions about the Cayman subsidiary:

COMMENT 1
Confirm whether the Board of Trustees of the Subsidiary will sign the registration statement and any subsequent amendments.

COMMENT 2
Confirm whether the Subsidiary will have the same custodian and independent auditor as the trust.

COMMENT 3
Confirm whether the Subsidiary intends to comply with Sections 10 & 16 of the 1940 Act.

COMMENT 4
Confirm financial statements will be audited and filed with a regulatory body.

COMMENT 5
Confirm all 1940 Act requirements are met - specifically Sections 17 & 18 and with respect to pricing and accounting.
COMMENT 6
Confirm whether the Subsidiary is considered a liquid investment.

Fidelity Oxford Street Trust II (File Nos. 002-77909 and 811-03480), Post-Effective Amendment No. 69

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R: RESPONSE 1
The Subsidiary is not required to execute the Registrant's post effective amendments. The Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of Series Commodity Strategy Fund's securities.

RESPONSE 2
Confirmed.

RESPONSE 3
The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with these provisions of the 1940 Act. That being said, however, we note that the fund typically looks through the Subsidiary for purposes of testing compliance with the fund's requirements under the 1940 Act.

RESPONSE 4
The fund consolidates its financial statements with the Subsidiary's in accordance with no-action relief dated April 29, 2008 (see Fidelity's letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements are filed on Form N-CSR.

RESPONSE 5
Confirmed. The fund typically looks through the Subsidiary, and aggregates the Subsidiary's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the Subsidiary level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act.

RESPONSE 6
The fund looks through the Subsidiary and aggregates the Subsidiary's individual holdings together with direct holdings of the fund for purposes of testing compliance with the fund's liquidity requirements under the 1940 Act. This approach is consistent with no-action relief granted by the SEC staff to others that use similar wholly-owned subsidiary structures.

12. "Investment Details" (SAIs)

"Investment Policies and Limitations"

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

13. "Investment Details" (prospectuses)

"Principal Investment Risks"

"Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or a group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or a group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments."

Fidelity Oxford Street Trust II (File Nos. 002-77909 and 811-03480), Post-Effective Amendment No. 69

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C: The Staff requests that we add a corresponding risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. The disclosure at issue is not a new principal investment risk; instead it expresses, in general terms, the risks associated with investments in securities of companies in a particular industry or group of industries. As it relates to the fund, these particular risks are summarized under the headings "Commodity-Linked Investing" and "Financial Services Exposure" in the "Fund Summary" section.

14. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

15. "Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

Fidelity Oxford Street Trust II (File Nos. 002-77909 and 811-03480), Post-Effective Amendment No. 69

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R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

16. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.